UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 30, 2015
Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated November 30, 2015 announcing the appointment of Mr. Murat Erkan  as the Executive Vice President of the Sales Function, effective as of December 1, 2015.

Istanbul, November 30, 2015

Announcement Regarding the Appointment to Management

Subject: Statement made pursuant to Communiqué II-15.1 of the Capital Markets Board

Mr. Murat Erkan, who currently serves as the Senior Vice President of Retail and Active Sales under the Sales Function, has been appointed as the Executive Vice President of the Sales Function, effective as of December 1, 2015.

Murat Erkan joined Turkcell Group in June 2008 as the General Manager of Turkcell Superonline. Since October 2015, he has served as the Senior Vice President of Retail and Active Sales under the Sales Function. Previously, he had undertaken the role of Senior Vice President of Home and Consumer Business. Mr. Erkan who started his professional life at Toshiba, took charge as Application Engineer in Biltam Mühendislik and then became the first “System Engineer” of Turkey at Cisco Turkey. He served as Chief Officer at Cisco Systems in charge of technology, sales, business development and channel management for ten years. Prior to his position at Turkcell Superonline, Mr. Erkan was the Business Unit Manager at Aneltech on solutions related to Telecommunication, Mobile, ICT, defense industry and industrial products sectors since 2006. Murat Erkan graduated from the Yıldız Technical University Electronics and Telecommunication Engineering Department. He accomplished the Strategic Marketing Programme at Harvard Business School in 2010.

For inquiries:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: November 30, 2015	By:	/s/Murat Dogan Erden
	Name:	Murat Dogan Erden
	Title:	Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: November 30, 2015	By:	/s/Nihat Narin
	Name:	Nihat Narin
	Title:	Investor Relations Director